Appendix 2025 – 2027 PSP performance targets

Private & Confidential

Fernando Fernandez
[redacted]

10 March 2025

Dear Fernando,

This letter outlines your annual bonus outcome for performance year 2024 and your reward package for 2025, authorised by the Compensation Committee (the "Committee"). Any defined terms used have the meaning set out in your service agreement (your "Agreement") with Unilever PLC ("Unilever") if not otherwise defined here.

REWARD PACKAGE	
Fixed pay:	**EUR 1,263,125 gross p.a. from 1 Jan - 28 Feb 2025 and EUR 1,800,000 with effect from 1 March 2025** Your fixed pay is denominated in Euros (and payable in equal monthly instalments).
Discretionary annual bonus:	**2024: Discretionary annual bonus outcome: EUR 1,720,200 gross** This is your gross annual bonus award in respect of 2024. It represents your annual bonus target (120% of your fixed pay) multiplied by the annual bonus pool differentiation factor of 1.22. 50% of your net of taxes Annual Bonus will be deferred into Unilever shares pursuant to the rules of the Unilever Share Plan 2017 (the "Plan"), in the form of Forfeitable Shares granted on or around 24 March 2025, that will vest 3 years after the date of award on or around 24 March 2028. For further details regarding your bonus outcome, please refer to the Directors' Remuneration Report (DRR) of the 2024 Annual Report and Accounts (ARA). Annual bonus payment amounts will be calculated based on the FX rate as at the time of payment. **2025: Discretionary annual bonus target: 120% of fixed pay from 1 Jan - 28 Feb 2025 (EUR 252,625 gross) and 150% of fixed pay from 1 March 2025 – 31 Dec 2025 (EUR 2,250,000 gross)** Your discretionary annual bonus target for 2025 is set out above. The maximum discretionary annual bonus for the CEO is 225% of fixed pay (150% of target bonus) prorated for the time spent as CEO during the 2025 performance year. Performance measures are as set out in the Directors' Remuneration Report (DRR) of the 2024 Annual Report and Accounts (ARA). Details of the performance targets approved by the Committee will be communicated to you separately.
PSP:	**2025: Discretionary Performance Share Plan (PSP) award: EUR 3,600,000 gross (200% of fixed pay)** The value of your discretionary Performance Share Plan Award (PSP) award is set out above and is granted under the Plan. Your PSP award will vest between 0-200% three years from the award date in line with the rules of the Plan and performance against the measures/targets set out in the appendix below. The PSP award will be granted on 7 March 2025 and will vest on or around 16 Feb 2028 in accordance with performance outcomes. Upon vesting of the PSP award, an additional two-year holding period will apply until 7 March 2030 (which is unaffected by departure).
Benefits:	Unilever will continue to provide the following benefits on the same basis as currently: • **medical cover** for you and your family via the Allianz Worldwide Care International Healthcare Plan • **life insurance cover** at three times your fixed pay • actual and reasonable costs of **tax return preparation** in respect of total Unilever earnings via Unilever's designated tax advisor

In addition, all 2024 payments/awards set out above (excluding the bonus deferral shares) are gross, and subject to: any necessary deductions for tax/social security; the malus/clawback provisions set out below; and the terms and conditions of your Agreement (which are unchanged save as set out in this letter), relevant award documentation, plan rules and related policies/standards (as amended or replaced from time to time).

In respect of variable remuneration set out above, i.e. annual bonus and bonus deferral awards, the award date or vesting date may change according to Unilever's legal and regulatory requirements. In the event of such a change, the value of the variable remuneration will be based on the Unilever share prices as at the actual award date or vesting date.

Recovery Policy and Malus and Clawback Policy

All variable remuneration, including annual bonus, bonus deferral awards, and PSP set out in this letter, is subject to the terms of the Recovery Policy and Malus and Clawback Policy, which can be found here and here (Recovery Policy) (Malus and Clawback Policy).

Personal shareholding requirement. In your role as an Executive Director you are required to demonstrate a significant personal shareholding commitment to Unilever, in line with our Personal Shareholding Standard. Just as a reminder, you are required to retain all shares vesting from any share awards made since your appointment until your personal shareholding requirement of at least five times your fixed pay has been met. Your current Personal Share Holding Requirement is EUR 9,000,000 and I'm pleased to confirm that you currently satisfy the Personal Shareholding Requirement. You need to continue holding shares after your employment ends (100% of the minimum shareholding requirement for 24 months post cessation).

Next steps. If you have any questions about the above (or the Reward Framework/ Remuneration Policy generally), please don't hesitate to contact me via [redacted]

Please then reply "AGREED" copying [redacted] to confirm that you agree to the terms and conditions of this letter, including the operation of recovery, clawback and malus, and that you have read the relevant award documentation, plan rules and related policies/standards (as amended or replaced from time to time) which set out the recovery, clawback and malus provisions in more detail, and that you agree to be bound by their terms. In particular, you consent to any repayment, withholding or deduction made in accordance with such provisions (otherwise such agreement will be deemed to have been given as appropriate for Unilever to operate these arrangements on the above basis).

With kind regards,

Mairéad Nayager

Mairéad Nayager
Chief People Officer

Appendix

2025 – 2027 PSP performance targets

2025–2027 PSP performance targets

Measure	Weighting	Vesting at threshold	Threshold	Maximum (200% of target)
Underlying sales growth (USG) (average)	25%	50%	3.4%	6.0%
Relative total shareholder return[a]	30%	50%	10th (median)	1st–5th (upper quartile)
Underlying return on invested capital (average)	30%	0%	18.2%	19.2%
Sustainability Progress Index[b]	15%	0%		
Climate: The percentage change in greenhouse gas (GHG) emissions from energy and refrigerant use in our operations in the given period in the reporting year, in comparison to the same period in 2015.[c]			-75%	-85%
Nature: The total hectares of land, forests and oceans (as measured by ocean floor area) that Unilever programmes help protect and/or regenerate, reported annually as a cumulative total as at the end of the financial year.			1m hectares	1.5m hectares
Plastics: The percentage change in the total tonnes of virgin plastics used in the packaging for our products, in the given period in the reporting year in comparison to the same period in 2019.			-30%	-40%
Livelihoods: The percentage of our procurement spend in the financial year which is with suppliers who have signed the Living Wage promise by the end of the financial year.			50%	60%

All measures are straight line between threshold and maximum.

(a) The TSR peer group for 2025 is unchanged and consists of: Beiersdorf, Church & Dwight, Coca-Cola, Colgate-Palmolive, Danone, Estée Lauder, General Mills, Haleon, Henkel, Kenvue, Kimberly-Clark, Kraft Heinz, L'Oréal, Mondelēz, Nestlé, PepsiCo, Procter & Gamble, and Reckitt Benckiser.
(b) SPI measures unaudited.
(c) Due to an improved greenhouse gas (GHG) measurement methodology and to ensure alignment with our SBTi Scope 1 & 2 target, Unilever is adjusting its Climate Scope 1 & 2 emissions targets for 2025 and 2026. The Committees reviewed the reasons for the change and impact and agreed to update the SPI targets accordingly. The methodology is consistent with that used to set the 2025–2027 PSP targets.